Exhibit 28(d)(lxii)

AMENDMENT NO. 1

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 to the SUBADVISORY AGREEMENT is dated as of October 4, 2017, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (formerly known as, SunAmerica Asset Management Corp.) (the “Adviser”), and T. ROWE PRICE ASSOCIATES, INC., a Maryland corporation (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated January 13, 2016, (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolios”) of the Trust, as listed on Schedule A of the Subadvisory Agreement;

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Trust.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.        Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto.

2.        Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.        Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.        Miscellaneous.   Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By: /s/ STEVEN M. KLUEVER
Name: Steven M. Kluever
Title: Vice President

T. ROWE PRICE ASSOCIATES, INC.

By: /s/ SAVONNE FERGUSON
Name: Savonne Ferguson
Title: Vice President

SCHEDULE A

Effective October 4, 2017

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the Portfolio)

SA T. Rowe Price VCP Balanced Portfolio

0.375% on first $200 million

0.350% reset at $200 million

0.350% on next $300 million

0.325% reset at $500 million

0.325% on next $500 million

0.300% reset at $1 billion

0.275% on next $1 billion

0.275% reset at $2 billion

0.275% over $2 billion

SA T. Rowe Price Asset Allocation Growth Portfolio

0.350% on first $200 Million

0.325% Reset at $200 Million

0.325% next $300 Million

0.310% Reset at $500 Million

0.310% next $500 Million

0.285% Reset at $1 Billion

0.260% next $1 Billion

0.260% Reset at $2 Billion

SA VCP Index Allocation Portfolio	0.075% on first $500 million 0.050% thereafter

3